A special meeting of Fidelity Real Estate Investment Portfolio's shareholders was held on June 18, 2013. The results of votes taken among shareholders on the proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To elect a Board of Trustees.A
	# of Votes	% of Votes
Ned C. Lautenbach
Affirmative	25,828,395,115.78	94.160
Withheld	1,602,101,684.27	5.840
TOTAL	27,430,496,800.05	100.000
Ronald P. O'Hanley
Affirmative	25,907,936,922.24	94.450
Withheld	1,522,559,877.81	5.550
TOTAL	27,430,496,800.05	100.000
David A. Rosow
Affirmative	25,805,492,959.91	94.076
Withheld	1,625,003,840.14	5.924
TOTAL	27,430,496,800.05	100.000
Garnett A. Smith
Affirmative	25,892,258,831.97	94.393
Withheld	1,538,237,968.08	5.607
TOTAL	27,430,496,800.05	100.000
William S. Stavropoulos
Affirmative	25,738,476,030.34	93.832
Withheld	1,692,020,769.71	6.168
TOTAL	27,430,496,800.05	100.000
Michael E. Wiley
Affirmative	25,923,640,743.27	94.507
Withheld	1,506,856,056.78	5.493
TOTAL	27,430,496,800.05	100.000
PROPOSAL 2
To approve a management contract between the fund and Fidelity SelectCo, LLC.
	# of Votes	% of Votes
Affirmative	1,805,718,776.96	85.299
Against	91,077,778.07	4.302
Abstain	108,621,561.45	5.131
Broker Non-Votes	111,526,864.27	5.268
TOTAL	2,116,944,980.75	100.000
PROPOSAL 3

A shareholder proposal requesting that the Board of Trustees institute "Procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity."B

	# of Votes	% of Votes
Affirmative	515,778,468.55	24.365
Against	1,347,078,703.55	63.633
Abstain	142,560,927.16	6.734
Broker Non-Votes	111,526,881.49	5.268
TOTAL	2,116,944,980.75	100.000
A Denotes trust-wide proposal and voting results. B Proposal was not approved by shareholders.